650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 27, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long Terence O’Brien Nudrat Salik Jessica Dickerson Era Anagnosti

Re:	Vivint Solar, Inc. Draft Registration Statement on Form S-1 Submitted May 14, 2014 CIK No. 0001607716

Ladies and Gentlemen:

On behalf of our client, Vivint Solar, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 10, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting on a confidential basis via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 14, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

General

1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Securities and Exchange Commission

June 27, 2014

The Company acknowledges the Staff’s comment and will comply with the above mentioned Staff guidance.

2.	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

The Company acknowledges the Staff’s comment and will comply with the above mentioned guidance as appropriate.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company acknowledges the Staff’s comment and will provide the Staff with all written communications, if any, presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”) on a supplemental basis. The Company does not expect any research reports to be published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the Company’s offering; however, should any such research reports be published or distributed, the Company will provide them to the Staff on a supplemental basis.

4.	We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

The Company acknowledges the Staff’s comment and confirms that the Company will update the Registration Statement to include the required price range information in a subsequent amendment once such information is available. The Company acknowledges that the price range information will affect disclosure in several sections of the Registration Statement and that the Staff will need sufficient time to process such amendment.

Securities and Exchange Commission

June 27, 2014

5.	Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

The Company acknowledges the Staff’s comment and confirms that it will arrange to have FINRA communicate to the Staff that FINRA has “no objection” to the underwriting arrangements for the offering.

Prospectus Cover page

6.	Please identify your lead underwriter(s) in your next amendment, or we will defer further review of your registration statement until this information is provided. Refer to Item 501(b)(8) of Regulation S-K.

The Company respectfully advises the Staff that the Registration Statement now identifies lead underwriters.

Table of Contents

7.	The statement that the “information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date” may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of Sections 12(a)(2) or 17(a)(2) of the Securities Act. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has deleted the above mentioned disclosure.

Prospectus Summary, page 1

Vivint Solar, page 1

Overview, page 1

8.	We note that throughout the prospectus, you refer to the term “distributed solar energy.” Please define this term.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 to clarify that distributed solar energy means electricity generated from a solar energy system installed at the customers’ locations. Such approach to electricity generation is distinct from utility-scale electricity produced remotely and delivered through a utility-operated transmission and distribution system.

Securities and Exchange Commission

June 27, 2014

State and Local Incentives, page 4

9.	Please revise your disclosure to provide examples of states that have developed policies requiring minimum amounts of solar renewable energy generation, and to the extent possible, quantify the number of states.

In response to the Staff’s comment, the Company has revised its disclosure on page 4 to provide examples of states that have developed policies requiring minimum amounts of solar renewable energy generation and to quantify the number of states.

Summary Consolidated Financial and Other Data, page 14

10.	Please clearly show in the notes how you arrived at each as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. In a similar manner, please expand your disclosures elsewhere where you have provided as adjusted amounts, including on page 58.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 65 of the Registration Statement to disclose the assumed amount of underwriting discounts and commissions (which we expect to be equal to 7.0% of the gross proceeds, as is customary for initial public offerings) and the Company’s estimated offering expenses. The Company respectfully submits that further discussion would not be helpful to investors given the disclosure in the Registration Statement and the sensitivity analysis set forth in the footnote to the “as adjusted” column.

Key Operating Metrics, page 16

11.	Please expand your disclosures to explain the purpose of presenting the estimated retained value metrics. You note that these values are net of certain estimated operating expenses for systems installed as of the measurement date. Please explain to us why this measure would only reflect certain of these costs. Also, please tell us how you estimate the costs and the significant assumptions underlying the estimate, and consider appropriate additional disclosure. Please also disclose how you came up with the following assumptions:

•	all contracts will be renewed at 90% of the contractual price in effect;

•	10-year renewal term; and

•	discount rate of 6%.

In response to the Staff’s comments, the Company has revised the disclosure on pages 17 and 73 of the Registration Statement to remove the mention of “certain” estimated operating expenses. In addition, the Company has revised the disclosure on page 73 and included a cross reference on

Securities and Exchange Commission

June 27, 2014

page 17 of the Registration Statement to the disclosure on page 73 of the Registration Statement to explain the purpose of presenting the estimated retained value metrics. On a supplemental basis, the Company informs the Staff that all estimated expenses associated with the operations, maintenance, and administrative activities of the solar energy systems are subtracted for the purpose of calculating such metrics. The anticipated expenses include accounting, reporting, audit, insurance, maintenance and repairs. The Company includes the replacement cost of invertors, which have a 10 to 20-year warranty, with a 2% annual price decline from today’s pricing. Other costs and exposure related to the equipment is mainly covered by the applicable product’s warranty, which generally meet or exceed the life of the contract. Aside from the invertor replacement costs, the Company expects to incur routine operating costs which are mainly administrative in nature and estimated on our experience in the normal course of business.

We believe these assumptions are reasonable based on the following: (1) the customer will be accustomed to the energy cost savings realized over 20 years and will likely desire to continue realizing these savings; (2) the inconvenience to the customer of removing the system from their roof; and (3) the warranty period for most of the equipment used in the solar energy systems extends beyond the initial contract period. The discount rate of 6% is correlated to the current market’s cost of financing related to similar types of cash flow streams from high-quality assets (given the recurring nature of customer payments and because power consumption is a necessity).

The Company believes that providing such information will be helpful to investors in assessing the Company’s business and comparing its results to those of SolarCity Corporation.

Risk Factors, page 17

Risks Related to Our Business, page 17

We need to enter into substantial additional financing arrangements . . . , page 17

12.	In the first paragraph on page 18, you state that you encountered challenges raising financing in the past, which caused you to delay deployment of a substantial number of solar energy systems for which you had signed power purchase agreements. Briefly summarize the types of challenges you encountered, and disclose the duration of the delays and the impact they had on you or your business.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Registration Statement. The Company supplementally advises the Staff that delays in establishing investment funds have not historically required the Company to delay deployment of a substantial number of solar energy systems for which the Company had signed power purchase agreements with customers; however, future delays in capital raising could cause the Company to delay entering in to new markets and hiring additional sales personnel in support of the Company’s planned growth.

Securities and Exchange Commission

June 27, 2014

13.	In the first paragraph on page 18, you also state that your ability to raise investment funds is limited by the relatively small number of investors. Please revise to quantify your disclosure to the extent possible, and identify the types of investors to which you are referring.

The Company respectfully advises the Staff that it is not presently possible to quantify the number of investors in the tax equity market because investors may enter and exit the market for these investments based on their financial results and are not a quantifiably fixed group. However, in response to the Staff’s comment, the Company has revised its disclosure on page 19 of the Registration Statement to more clearly describe the types of investors that have the attributes of distributed solar energy for tax equity investors.

We rely on net metering and related policies to offer competitive pricing . . . , page 20

14.	In the first full paragraph on page 21, you state that the current net metering rules in California would generally be grandfathered for a period of 20 years, but only for systems installed prior to the earlier of July 1, 2017 or the date the state reaches its current statutory net metering cap. Please disclose the statutory net metering cap, and explain its significance.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Registration Statement.

Developments in alternative technologies or improvements . . . , page 30

15.	You state that any failure by you to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay deployment of your solar energy systems. If true, please also disclose that such failure could cause your product offerings to become obsolete.

In response to the Staff’s comment, the Company has revised its disclosure on page 32 of the Registration Statement.

We use “open source” software in our solutions . . . , page 41

16.	You state that if you combine your proprietary software with open source software in a certain manner, you could, under certain open source licenses, be required to release the source code of your proprietary software to the public. Please disclose whether you currently combine your proprietary software with open source software or whether you have any intentions of doing so.

The Company respectfully advises the Staff that the Company currently combines its proprietary software with open source software, but not in a manner that requires the release of the source code of the Company’s proprietary software to the public. While the Company intends to continue this practice, it does not currently intend to use open source software in a manner that requires the release of proprietary source code to the public because this may allow competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of sales.

Securities and Exchange Commission

June 27, 2014

Disruptions to our solar monitoring systems could negatively impact . . . , page 42

17.	We note your statement that you previously experienced periods where some of your customers’ networks have been unavailable, forcing you to estimate the production of their solar energy systems. To the extent material, please disclose any adverse effects this had on your reputation and customer relations.

The Company respectfully advises the Staff that, historically, the unavailability of customers’ networks has not materially adversely affected the Company’s reputation or customer relations.

Special Note Regarding Forward-Looking Statements and Industry Data, page 54

18.	You disclose, among other things, that you “have not independently verified any third-party information” and that “[w]hile [you] believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise.” Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics included in your disclosures. In addition, please confirm that this information is widely available to the public and was not commissioned by you for use in the registration statement.

In response to the Staff’s comment, the Company has deleted the above mentioned disclosure. In addition, the Company respectfully advises the Staff that such third-party information is widely available to the public and was not commissioned by the Company for use in the Registration Statement.

Use of Proceeds, page 56

19.	Your disclosure that you may increase or decrease the number of shares you are offering is somewhat ambiguous. In light of the provisions of Rule 430A under Regulation C that permits changes in volume and price of no more than 20% of the maximum aggregate offering price, please explain the intended meaning of your current disclosure.

The Company acknowledges the applicability of Rule 430A to the offering contemplated by the Registration Statement. The above mentioned disclosure is a customary sensitivity analysis designed to assist potential investors in evaluating the impact of potential changes in the number of shares or initial public offering price. The Company respectfully submits that no revision to such disclosure is warranted.

Securities and Exchange Commission

June 27, 2014

20.	We note that you intend to use a portion of the net proceeds to repay revolver borrowings incurred under lines of credit with Vivint. We further note your statement that the borrowings under each agreement mature upon the earlier to occur of a specified date, a change of control, or an event of default. Please disclose in this section the specified date upon which the agreements would mature absent a change of control or event of default.

In response to the Staff’s comment, the Company has revised its disclosure on page 58 of the Registration Statement.

Management’s Discussion and Analysis . . . , page 64

Overview, page 64

21.	In the first bullet point, you state that Vivint, Inc. is “one of the largest residential security solutions and home automation services providers in North America.” Please disclose the measure (e.g., revenues, volume, etc.) by which Vivint, Inc. is one of the largest providers.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 and elsewhere in the Registration Statement to remove the characterization of Vivint, Inc. as one of the largest residential security solutions and home automation services providers in North America.

22.	In the first paragraph on page 65, you state that in the first quarter of 2014, you began offering leases to residential customers in connection with your entry into the Arizona market. Please revise your disclosure to state that the entering into lease agreements was driven by Arizona’s ban on the sale of electricity by third parties. Refer to “Our business depends on the regulatory treatment of third-party owned solar energy systems” risk factor on page 22. In addition, please expand your disclosure to identify the states that have such prohibition on third-parties’ sale of electricity. Please also ensure to discuss whether you expect contracts structured as long-term leases versus the contracts structured as long-term power purchase agreements to be less advantageous to your business.

In response to the Staff’s comments, the Company has revised its disclosure on page 68 and elsewhere in the Registration Statement

23.

We note your statement in the second paragraph on page 65 that you have raised eight investment funds to which investors such as banks and other large financial investors have committed to invest approximately $343 million, which will enable you to install solar energy systems of total value approximating $865 million. Please disclose the material terms of these commitments, and clarify whether the $343 million has already been invested. If the remaining commitments of approximately $30 million available for future deployments constitute a part of the $343 million in commitments, please revise your disclosure to clarify this fact. Your disclosure should also indicate that as of December 31, 2013, all funds, with the exception of Fund F, were operational (refer to disclosure on page F-25) and explain the

Securities and Exchange Commission

June 27, 2014

significance of Fund F having available committed capital of $50 million while not operational. Finally, please disclose the value of the solar energy systems you have already installed as a result of these commitments, as well as how you determined the approximate value of these systems. As appropriate, please provide similar disclosures and clarifications throughout the prospectus.

In response to the Staff’s comment, the Company has revised the disclosures on pages 69-71 and elsewhere in the Registration Statement. The Company respectfully advises the Staff that it has removed references to Fund F throughout the Registration Statement outside of the financial statements footnotes (e.g., references to the $50 million investment fund with a financial institution) because the Company has no intention of using such investment fund. Although references to Fund F remain in the financial statements, given that the Company has no intention of using such investment fund, the Company respectfully submits that no further changes to the disclosure related to Fund F is warranted.

Investment Funds, page 66

24.	Please file the investment fund agreements, including the form of the partnership agreement, the form of the inverted lease agreement, and the guarantee agreements as exhibits to the registration statement (refer also to “Guarantees” disclosure on page F-26). Please revise your disclosure to enhance the description of the material terms of these agreements, including but not limited to the following provisions:

•	Identify the term of each fund, unless indefinite;

•	Describe the circumstances giving rise to your ability to receive ongoing cash distributions during operation of the solar energy systems;

•	Disclose the minimum rates of return to be received by the fund investors and whether they vary by fund, as well as the anticipated period of time when you expect to receive substantially all of the value attributable to the long-term recurring customer payments and other incentives after the fund investors receive a contractual minimum rate of return on their investment;

•	Identify the percentage of customer payments currently allocated to the fund investors; and

•	Disclose how you measure the value attributable to the long-term recurring customer payments.

In response to the Staff’s comment, the Company has revised the disclosure to enhance the description of the material terms of the investment fund agreements on pages 70-71 of the Registration Statement. In addition, with respect to the value attributable to the long-term recurring customer payments, the Company would draw the Staff’s attention to the Company’s

Securities and Exchange Commission

June 27, 2014

disclosures regarding estimated retained values on pages 17 and 73-74 of the Registration Statement. The Company respectfully advises the Staff that each of the investment fund agreements was entered into in the ordinary course of business and that the Company’s business is not substantially dependent on any of such agreements. As a result, other than the agreements with affiliates of the Company’s sponsor (which the Company will file as soon as practicable), none of such agreements are required to be filed pursuant to Item 601 of Regulation S-K.

25.	Please explain your disclosure in the second paragraph that the partnership uses the capital to acquire solar energy systems “from us,” as it appears inconsistent from disclosure in the first paragraph that you contribute or sell “solar projects to the investment funds and receive cash.” As it appears that the term “solar projects” relates to customer contracts, please revise your disclosure for consistency, or otherwise explain to us how you are able to obtain ownership of the systems outright.

In response to the Staff’s comments, the Company has revised the disclosure on page 70 of the Registration Statement.

26.	Please help us better understand the nature of the inverted lease structures. Please address the following:

•	any differences between these structures and your partnership structures, including in the accounting for these structures; and

•	any differences in your rights or obligations or in the rights and obligations of fund investors pursuant to the contractual arrangements governing these structures. It is also not clear if your disclosures beginning on page F-24 relate to both partnership structures and inverted lease structures. Please clarify your disclosures accordingly.

The Company respectfully advises the Staff that it has used the type of inverted lease structure described in the third paragraph of the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investment Funds” on page 70 of the Registration Statement. This inverted lease structure is customary in tax equity finance with some modifications to enable the investor to capture benefits from depreciation of the solar energy systems financed by such funds. For the Staff’s benefit, the Company has prepared the diagram below that depicts the structure in more detail. In general, the Company has similar obligations under both this structure and the partnership investment fund structure to obtain customers and to design, install and maintain the solar energy systems. The fund investor’s obligations under the inverted lease structure are also similar to those of fund investors in partnership investment fund structures in that they primarily only make capital contributions and receive a stream of benefits including, with respect to the Company’s structures, investment tax credits, incentives and cash. A significant difference between this modified inverted lease investment fund structure and the partnership investment fund structure is how cash payments received from the customer are distributed to the partners, which is a function of the cash allocations in both the tenant and owner governing documents. The Company respectfully advises the Staff that it believes the current disclosure adequately describes the inverted lease structure.

Securities and Exchange Commission

June 27, 2014

The Company’s inverted lease arrangements are designed to achieve the same objective as the partnership arrangements, using a different legal structure. The accounting for both the partnership and inverted lease structures is similar in that, as noted on page 69 for both the partnership and inverted lease structures, the Company consolidates the investment funds and recognizes the fund investors’ share of the net assets of the investment funds as non-controlling and redeemable non-controlling interests. Net income (loss) is attributed to the non-controlling and redeemable non-controlling interests using the hypothetical liquidation at book value (“HLBV”) method. Differences in the HLBV attribution calculations are dictated by each of the investment funds’ respective liquidation provisions. Please also refer to Response #34 below.

# Modified Inverted Lease Investment Fund Structure

Vivint Solar Provider, LLC
100% Vivint Solar Holdings, Inc.
Vivint Solar Developer, LLC
100% Vivint Solar Holdings, Inc.
Design, Procurement and Installation of PV Systems
Operations & Maintenance
Vivint Solar Manager, LLC
100% Vivint Solar Holdings, Inc.
Mgmt
Mgmt
Master Tenant
~99% Investor
~1% Vivint Manager
Master Lease
Owner
~49% Master Tenant
~51% Vivint Manager
ITC Pass-through
Customer PPA/Lease
Customers
Investment
Investor

Securities and Exchange Commission

June 27, 2014

27.	With regard to the inverted lease structure, we note your statements that the owner partnership leases the solar energy systems to the tenant partnership and that the tenant partnership leases the solar energy systems to customers and collects payments from the customers. Please clarify whether you have any interest in any of the customer payments or other incentives in this type of arrangement.

In response to the Staff’s comments, the Company has revised the disclosure on page 70 of the Registration Statement.

28.	Please disclose the number of your investment funds that are structured as a partnership versus the number that are structured as an inverted lease structure. In addition, please disclose the factors contributing to the selection of the fund structure and whether the use of a certain structure is expected to have more of an impact on your results of operations.

In response to the Staff’s comments, the Company has revised the disclosure on page 70 of the Registration Statement.

Solar Energy System Installations, page 67

29.	In the last paragraph on page 68, you state that you use numerous assumptions to estimate nominal contracted payments remaining. Please disclose the material assumptions you use for this purpose.

In response to the Staff’s comments, the Company has revised the disclosure on page 73 of the Registration Statement.

Expansion into New Markets, page 71

30.	With a view toward disclosure, please tell us whether there are any markets that would not be suitable for your products.

As disclosed on page 76 of the Registration Statement, the Company has chosen to introduce its solar energy systems where retail utility prices, sun exposure, climate conditions and regulatory policies provide for the most compelling market for distributed solar energy. The Company does not intend to market its solar energy systems in markets where such conditions are not present. For instance, Washington State does not presently appear to offer a compelling market as retail utility rates are among the lowest in the United States, sun exposure and climate conditions are not favorable in the western, most populous area in the state, and the state has capped net metering. In contrast, there remain significant opportunities in states where the Company currently operates and other states, and legal, regulatory or technological changes may make certain markets that are not currently well suited for solar energy generation attractive targets in the future. As a result, the Company believes that, for the foreseeable future, the availability of suitable markets will not be an inhibitor of growth and respectfully submits that additional disclosure would not enhance investors’ understanding of the Company’s business and growth prospects.

Securities and Exchange Commission

June 27, 2014

31.	We note your disclosure that you intend to enter into new markets, such as the small business market. Please revise your disclosure to identify what constitutes a small business market and the timeframe in which you anticipate entering this market. Given your disclosure regarding lower commercial utility rates, compared to residential rates, and the larger size of commercial distributed solar energy systems as a way of offsetting the lower commercial utility rates, with a view toward disclosure, please tell us (i) what the current commercial market of distributed solar energy is; (ii) the type of systems you intend to install; and (iii) whether you expect to raise the necessary funds to finance these systems.

In response to the Staff’s comments, the Company has revised the disclosure on page 76 of the Registration Statement.

32.	In the last paragraph, you state that federal and state regulatory agencies have adopted standards and policies that limit distributed solar energy system penetration in certain markets. To the extent known, please describe the reasons why these regulatory agencies enacted these standards and policies, disclose their operative terms, and identify all the states representing key markets that have enacted such limitations.

The Company respectfully draws the Staff’s attention to the sections of the Registration Statement captioned: “Prospectus Summary—Market Opportunity” (page 3); “—Risks Associated with Our Business and the Offering” (page 8); “Risk Factors—A material reduction in the retail price of traditional utility-generated or electricity from other sources would harm our business, financial condition, results of operations and prospects” (pages 20-21); “—Risk Factors—Electric utility industry policies and regulations may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for electricity from our solar energy systems” (page 20); “—Our business currently depends on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits or incentives could adversely impact our business” (page 21); “—We rely on net metering and related policies to offer competitive pricing to our customers in all of our current markets, and changes to net metering policies may significantly reduce demand for electricity from our solar energy systems” (page 22); “—Technical and regulatory limitations may significantly reduce our ability to sell electricity from our solar energy systems in certain markets” (page 22); “—Our business depends in part on the regulatory treatment of third-party owned energy systems” (page 23-24); “Business—Market Opportunity” (pages 108-112); and “—Government Regulation and Incentives—Government Regulation” (pages 120-121). The Company respectfully submits that such disclosure adequately describes the potential limitations that federal and state policies may impose on the Company’s ability to penetrate the markets it has and expects to target. The Company is subject to many federal and state regulations in each of the markets that it has operations or expects to target and respectfully advises the Staff that it believe the current disclosure adequately summarizes such regulations.

Securities and Exchange Commission

June 27, 2014

Sales Channels, page 72

33.	Please explain the basis for your belief that a direct-to-home sales model reaches more potential customers than alternative sales approaches. In addition please quantify or qualify, to the extent possible, your statement that the rate at which potential customers move forward through system installation is robust.

In response to the Staff’s comment, the Company has deleted the above mentioned disclosure on page 76 and elsewhere in the Registration Statement.

Results of Operations, page 76

34.	In your discussion of net income (loss) attributable to non-controlling interests and redeemable non-controlling interests, please expand your disclosures to provide investors with a better understanding of the underlying reasons for changes in this line item from period to period. Please also discuss these amounts as a percentage of total net income (loss) and, to the extent necessary, how such amounts are calculated. Please disclose why the use of the Hypothetical Liquidation at Book Value method to determine the allocable share of the results of the joint ventures attributable to fund investors results in the allocation of a significant net loss to non-controlling interests and correspondingly net income to stockholders during the year ended December 31, 2013. Refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, the Company has revised its disclosure on pages 84, 85 and 87 of the Registration Statement. As discussed in the updated disclosures, the Company has determined that the legal provisions of each investment fund represent substantive profit-sharing arrangements which differ from the stated ownership percentages for each investor. As a result, the Company applies the HLBV method to attribute net income or loss between its ownership interest and the ownership interest of the fund investors that hold the noncontrolling interests. The HLBV method is a balance-sheet based approach which attributes income or loss to the non-controlling interests based on their respective claims on the net assets of the investment fund, as dictated by each of the investment funds’ respective liquidation provisions. The liquidation provisions require the investment fund to consider each partner’s tax capital accounts which are deemed to reflect the partners’ respective position in the investment fund. As a result of these liquidation provisions, the Company’s HLBV attribution calculation is affected by differences between the net assets of the investment fund and the partners’ respective tax capital accounts in the investment funds. The Company respectfully advises the Staff that, as disclosed on pages 81, 84, 85 and 87 of the Registration Statement, significant factors that drive a difference between the net assets of the investment fund and the partner’s tax capital account include the tax attributes allocated to the fund investors (such as tax bonus depreciation under Section 179 of the Internal

Securities and Exchange Commission

June 27, 2014

Revenue Code and investment tax credits under Internal Revenue Code Section 48(a)). Significant reductions in the fund investor’s claim on net assets are observed at the inception of certain investment funds, due to the fact that the receipt of these tax attributes contributes significantly to the fund investor’s achievement of their contractual rate of return and explicitly reduces their claim on the net assets in accordance with the respective investment fund agreements. As the HLBV method measures the amount of income (loss) as the change in the fund investors’ claim on the net assets of the investment fund (under a hypothetical liquidation), significant reductions in the fund investors’ claim on net assets result in loss allocations to the fund investor.

Similarly, differences between the investment funds’ net assets and the partners’ capital accounts are impacted by the fact that the investment fund governing documents require cash contributions based on the fair value of the fund investors’ interest in the solar energy systems to be made in exchange for equity interests in the investment fund. The Company’s contribution (or the investment fund’s purchase, as the case may be) of the solar energy systems is recorded by the investment funds at their historical carrying value. The contributions to or purchases of solar energy systems are recorded at their historical carrying value due to the fact that such transactions between the Company’s wholly owned subsidiaries and the investment funds are common control transactions (as the Company consolidates the investment funds). Due to the specific liquidation provisions in the Company’s investment funds and the application of the HLBV method, this has resulted in losses being allocated to the fund investors for the purposes of accounting for their noncontrolling interests.

The Company additionally advises the Staff that the resulting allocations of the net income (loss) to the non-controlling and redeemable non-controlling interests, as a percentage of the Company’s total net loss, results in 107% and 130% for the periods ending December 31, 2013 and March 31, 2014, respectively. The Company respectfully advises the Staff that it has revised its disclosures on pages 84 and 87 of the Registration Statement to present these percentages.

35.	Please revise your MD&A to quantify the impact, where material, of the change in basis of accounting on your results of operations for each financial statement line item impacted during each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 83 and 84 of the Registration Statement. The Company respectfully advises the Staff that the change in basis of accounting materially impacts its results of operations for Acquisition transaction expenses (included in general and administrative expense) and amortization of intangible assets and accretion to redemption value of Series B redeemable preferred stock.

Securities and Exchange Commission

June 27, 2014

Comparison of Predecessor Period Ended November 16, 2012 . . . , page 78

Other Expense, page 79

36.	You disclose that the payroll taxes were not paid in a timely manner in 2012 and 2013. To the extent that you anticipate this problem going forward, please include appropriate risk factor disclosure.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that a risk factor is not required as the issue that gave rise to the failure to timely pay has been remediated. Since January 1, 2014, the Company has made all 2014 payroll tax filings and payments. However, the Company is still working with various jurisdictions to finalize the amounts of penalties and interest owed for the periods prior to 2014, and has recorded in the three months ended March 31, 2014 and may record additional accruals for penalties and interest based on final settlement with the tax jurisdictions in future periods. The accruals for payroll taxes, penalties and interest were based on the Company’s best estimate of amounts owed at each reporting date.

Liquidity and Capital Resources, page 81

37.	You believe that your cash and cash equivalents, investment fund commitments, projected investment fund contributions, and available borrowings will be sufficient to meet your anticipated cash needs for at least the next 12 months. Please expand your disclosures to address the following:

•	Please address your consideration of your recurring negative working capital, which increased from $5.5 million at December 31, 2012 to $46.5 million at December 31, 2013, in determining that you will be able to meet your anticipated cash needs for at least the next 12 months;

•	Please clearly disclose the amounts available to borrow under your financing arrangements as of the latest balance sheet date. Refer to Item 303(a)(1) of Regulation S-K;

•	In regards to your investment fund commitments, please further clarify if the funding received from these commitments can only be used for specific purposes and what these purposes are; and

•	Please disclose whether or not you are dependent upon this offering to meet your liquidity needs for the next 12 months.

In response to the Staff’s comments, the Company has revised the disclosure on pages 88-89 of the Registration Statement. The Company respectfully advises the Staff that it uses financing from its fund investors to finance the solar energy systems that are placed on customers’ roofs. The customers pay monthly for the power that the solar energy system produces. The interconnected solar energy systems typically generate a positive return rate. However, the Company needs continued financing from outside sources to fund its growth. The Company’s strategy is to continue to grow rapidly and capture market share so that it can build a large future revenue stream from long-term customer contracts.

Securities and Exchange Commission

June 27, 2014

As the Company continues to grow its business, it anticipates that negative working capital balance will also grow as it invests its available cash in solar energy systems and current liabilities will continue to increase.

Sources of Funds, page 81

Investment Fund Commitments, page 81

38.	Please disclose the material conditions precedent to your ability to draw upon your investment fund commitments.

In response to the Staff’s comments, the Company has revised the disclosure on page 89 of the Registration Statement.

Debt Instruments, page 81

39.	Please disclose the amount outstanding under each of your debt instruments. In addition, please describe the material restrictions on your ability to incur additional indebtedness. In this regard, we note your disclosures throughout the prospectus that you require additional financing to grow your business and support your operations.

In response to the Staff’s comments, the Company has revised the disclosure on page 90 of the Registration Statement.

Quantitative and Qualitative Disclosures about Market Risk, page 87

40.	Please address your foreign currency risk in this section. In this regard, we note your disclosure on pages 31-32 that you are exposed to exchange rate risk from increases in the value of the Chinese Renminbi.

The Company respectfully draws the Staff’s attention to its disclosure on page 96 that all of its purchases of solar energy system components are denominated in U.S. dollars. Further, the Company does not have any operations outside of the United States. The Company’s exposure to exchange rate risk is therefore derivative of the exposure faced by its suppliers which purchase raw materials denominated in currencies other than the U.S. dollars. Any attempt to quantify the Company’s exposure to foreign currency risk would be purely speculative; however, the Company has included qualitative disclosure on page 96 in response to the Staff’s comment.

Securities and Exchange Commission

June 27, 2014

Critical Accounting Policies and Estimates, page 87

General

41.	In regard to your accounting for U.S. Treasury grants and investment tax credits related to your solar energy systems, please tell us what consideration you gave to providing critical accounting policy disclosures that address the following:

•	Types of assumptions underlying the most significant and subjective estimates, including assumptions affecting the timing of recognition;

•	Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

•	If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;

•	If applicable, why accounting estimates are reasonably likely to change from period to period with a material impact on the financial presentation;

•	A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimates were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimates or by using the reasonably possible range of the accounting estimates. If those changes could have a material effect on your liquidity or capital resources, please also discuss that effect; and

•	A quantitative and qualitative discussion of any material changes made to the accounting estimates in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040.

In response to the Staff’s comment, the Company has revised the disclosure regarding the accounting policy for U.S. Treasury grants, under the heading “Solar Energy Systems, Net” on pages 99-100, and added additional disclosure under the heading “U.S. Treasury Grants.”

Once the Company has been notified that the U.S. Treasury Department has approved the grant application for a solar energy system, the Company records a reduction in the basis of the solar energy system in the amount of cash to be received at the grant approval date. Given that the U.S. Treasury grants are recognized upon the grant approval date, and that there are typically no differences between the cash amounts approved and the cash received from the U.S. Treasury, the Company believes that the accounting for the U.S. Treasury Grants does not incorporate significant accounting estimates or judgments.

In limited circumstances the U.S. Treasury grants could be recaptured; however, the Company deems the likelihood that such recapture events would occur to be unlikely. If it becomes probable that a U.S. Treasury grant is required to be repaid the Company will assess whether it is necessary to derecognize any grant (or portion thereof) in accordance with ASC 450.

Securities and Exchange Commission

June 27, 2014

With respect to Investment Tax Credits, as noted above in Response #34, substantially all of these tax benefits are provided to the fund investor. Depending on the provisions of each respective investment fund, the Company retains 1.00% or less of any Investment Tax Credits related to the solar energy systems. The Company does not receive cash payments for its portion of the Investment Tax Credits which are allocated to the fund investors. Due to the minimal allocations of Investment Tax Credits to the Company, these amounts have historically not been material to our financial statements.

Stock-Based Compensation, page 90

42.	We note that you granted stock options during 2013 with a weighted average exercise price of $1.00 and that you granted stock options subsequent to December 31, 2013 with an exercise price of $1.30 per share. Your disclosures also indicate that the per share exercise price may not be less than the fair value of your common stock. Please provide us with an analysis of any equity issuances since January 1, 2013, as well as any planned equity issuances. For each transaction,

•	identify the parties, including any related parties;

•	the purpose of the issuance;

•	how you accounted or will account for the issuance;

•	the nature of any consideration;

•	the fair value of your underlying common stock used and your basis for this fair value, including a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value; and

•	the significant factors that contributed to differences in the fair value determined between each valuation date.

To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price. We will not be able to complete our evaluation of your response until the IPO range has been disclosed. Please also tell us when you first initiated discussions with the underwriters regarding the IPO.

Since January 1, 2013, the Company has not issued equity securities to any person other than stock options to service providers pursuant to its 2013 omnibus incentive plan. No consideration was received in exchange for the awards. We would draw the Staff’s attention to the section of

Securities and Exchange Commission

June 27, 2014

the Registration Statement captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation” on pages 102-105 of the Registration Statement which includes a detailed explanation of the Company’s policy accounting for stock-based compensation.

The table below lists all grants of options to purchase the Company’s common stock made from January 1, 2013 through the date of this letter.

Grant Date	Number of Shares Underlying Options	Exercise Price Per Share	Fair Value Per Common Share for Financial Reporting Purposes at Grant Date	Intrinsic Value of Stock option
July 12, 2013	3,141,178	$1.00	$1.00	—
August 19, 2013	644,118	1.00	1.00	—
September 3, 2013	3,529,412	1.00	1.47	0.47
October 15, 2013	264,706	1.00	1.47	0.47
January 24, 2014	2,278,677	1.30	2.93	1.63
January 31, 2014	220,588	1.30	2.93	1.63
February 11, 2014	661,765	1.30	2.93	1.63

The board of directors of the Company (the “Board”) determined the fair value of the common stock underlying Company stock options. The common stock valuations were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

A majority of the Board is comprised of non-employee directors who the Company believes possess the relevant experience and expertise to determine a fair value of the Company’s common stock on each respective grant date. In the absence of a public trading market for the Company’s common stock, the Board, with input from management, considered numerous objective and subjective factors to determine the common stock’s fair value as of the date of each option grant, including the Company’s operating and financial performance, financial condition, current business conditions and projections, the market performance of companies in the industry in which the Company competes, hiring of key personnel and the availability of tax equity and debt financing.

At each date of grant, the Board granted options at an exercise price per share not less than what it had determined was the per share fair value of the underlying Company common stock on each grant date. On November 16, 2012, investment funds affiliated with The Blackstone Group L.P. and certain co-investors, acquired 100% of the equity interests of the Company and Vivint in an arms-length transaction, and the investors attributed $75 million of the purchase price to the Company, or $1.00 per share of common stock.

Securities and Exchange Commission

June 27, 2014

From November 2012 through August 2013, the Company operated with a small management team, limited tax equity financing and continued reliance on its sister company Vivint for funding. Though the organization increased in size during such period (primarily in the number of sales and installation personnel) the inherent risks associated with the business did not change materially. As a result, the Board determined that the fair value of the Company’s common stock remained unchanged.

The Company’s chief executive officer, Greg Butterfield, was hired in September 2013. Mr. Butterfield, an experienced public company chief executive officer, in turn assembled additional executives in other key roles, including the Company’s chief financial officer and vice president of business development in 2013 and chief legal officer and vice president of human resources in February 2014. In addition, during this period the Company secured an additional $125 million of tax equity financing. In light of the hiring of additional management personnel and increased access to financing, the board determined that the Company would benefit from accessing the capital markets and decided to explore the possibility of an initial public offering. In January, the Company initiated substantive discussions with potential underwriters regarding the offering contemplated by the Registration Statement. Based on this progress, at the time of the January and February 2014 option grants the Board determined that the fair value of the Company’s common stock had increased relative to the date of the then most recent grant.

In connection with the preparation of the Company’s financial statements for the year ended December 31, 2013, the Company re-evaluated the estimate of fair value of its common stock for financial reporting purposes as a result of the Company’s hiring of additional management personnel, improving access to financing and a belief that an initial public offering may be possible in 2014. As part of that re-evaluation, the Company determined that, solely for financial reporting purposes, the fair value of the Company’s common stock was higher than the fair values determined by the Board for option grants in 2013 and the first quarter of 2014. In connection with the re-evaluation, the Company engaged an independent third party valuation specialist to assist in the valuation of the Company’s common stock as of September 30, 2013 and December 31, 2013. Both of these reports were delivered by the Company in May 2014 on a retrospective basis.

In connection with the re-evaluation, the Company’s equity value was estimated using the guideline public company approach. The comparable companies selected for use by the valuation specialist were: Amyris, Inc., Boralex, Inc. Covanta Holding Corporation, First Solar, Inc., NextEra Energy, Inc., Northland Power Inc., NRG Energy, Inc., Ormat Technologies Inc., Real Goods Solar, Inc., SolarCity Corporation, Solazyme, Inc. and SunPower Corporation. The Company believes that this group of comparable companies was appropriate.

Securities and Exchange Commission

June 27, 2014

From the comparable companies, a representative operating value multiple was determined based on actual and projected revenues to the value of the Company. The Company prepared, as of each valuation date, financial forecasts used in the computation of operating value based on assumed revenue growth rates that took into account its past experience and future expectations. The equity value of the Company was then derived by subtracting outstanding debt as of the valuation date. Given that stockholders of private companies, such as the Company, do not have access to trading markets similar to those enjoyed by stockholders of public companies, a lack of marketability discount determined using the Finnerty Model was applied. The Finnerty Model suggested that the appropriate discount as of September 30, 2013 and December 31, 2013 was 21.0% and 19.0%, respectively. The fair value of the Company’s common stock suggested by the valuation report as of September 30, 2013 and December 31, 2013 was $1.47 and $2.93, respectively.

Although the methodology employed in the retrospective re-evaluation did not consider that the comparable public companies had more robust management teams than that employed by the Company as of the September 3, 2013 grant date, which is the date on which Mr. Butterfield was hired, the Company adopted the September 30, 2013 valuation for such date.

There were no material changes in the Company’s business or financial performance between the September 30, 2013 valuation date and the October 15, 2013 grant date.

The Company applied the December 31, 2013 valuation for each of the January 24, January 31 and February 11, 2014 grant dates. During this period, the Company’s revenue lagged its forecast as a result of limitations on its ability to install solar energy systems in the Northeastern United States as a result of severe winter weather.

The Company acknowledges the Staff’s comment to reconcile the fair values used by the Company for equity transactions to the fair value indicated by the anticipated IPO price. If applicable, it will provide such reconciliation to the Staff in a subsequent communication once the price range is available.

43.	In regard to the estimates of your fair value of common stock, please expand your disclosures to include the following:

•	The methods that management used to determine the fair value of your shares and the nature of the material assumptions involved;

•	The extent to which the estimates are considered highly complex and subjective; and

•	A statement which indicates that the estimates will not be necessary to determine the fair value of new awards once your underlying shares begin trading.

Securities and Exchange Commission

June 27, 2014

In response to the Staff’s comment, the Company has revised the disclosure on pages 102-104 of the Registration Statement.

Business, page 94

Overview, page 94

44.	From your disclosure in the second paragraph and throughout the prospectus, we note you typically enter into 20-year customer contracts with homeowners. Please disclose the effect, if any, on a customer contract if the homeowner decides to move and/or sell the home prior to the end of the 20-year contract.

In response to the Staff’s comments, the Company has revised the disclosure on page 107 of the Registration Statement.

Market Opportunity, page 95

45.	In the second paragraph, you state that residential solar energy system costs decreased by 40% on a per watt basis from 2005 through 2012 for solar installations with capacities of 10 KW or less. If known, please disclose the reasons for this decrease. In addition, please disclose the solar capacities of your solar installations.

In response to the Staff’s comment, the Company revised the disclosure on page 109 of the Registration Statement and is supplementally providing the Staff with media reports stating that the decrease in prices of residential solar energy systems is a result of increased worldwide production of solar panels and the resulting economies of scale, increased government incentives, and the falling price of polysilicon, a raw material used in solar panels.

As disclosed on pages 1 and 107 of the Registration Statement, the Company respectfully advises the Staff that through March 31, 2014, the Company has installed more than 16,500 solar energy systems with an aggregate of 92.9 megawatts of capacity, for an average solar energy system capacity of 5.6 kilowatts.

46.	On page 96, you state that utility rates in many of the markets you currently serve have increased faster than the national average. If known, please disclose the reasons for this increase and quantify the increase to the extent possible.

The Company respectfully advises the Staff that it would be difficult to explain the reasons for the increases in utility rates as the Company does not have visibility to the utility companies’ decision making processes related to pricing in the markets that the Company currently serves. However, in response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Registration Statement to describe certain factors that may contribute to increasing utility rates in some of the markets that the Company serves.

Securities and Exchange Commission

June 27, 2014

47.	In your discussion of net metering in the last paragraph on page 96, you state that homeowners receive credit for the energy that the solar installation generates and are reimbursed by the utility for excess generation in some utility markets. Please discuss whether your solar energy systems produce, on average, more energy than may potentially be used by the customer and what happens to any such excess energy. In addition, please disclose whether you charge customers for solar energy that is produced, but not used.

The Company respectfully advises the Staff that it monitors solar system energy production, not customer energy consumption (which varies widely based on local conditions and individual customer behavior). As a result, the Company has no basis on which to make the statement about whether, on average, its systems produce more energy than may potentially be used by customers. The Company designs solar energy systems intended to meet, not exceed, a given customer’s needs. Based on interactions with customers and participation in the industry, however, the Company knows that the solar energy systems installed on some customers’ homes produce more energy than is consumed during certain periods while others do not. With respect to any particular system, the production/consumption dynamic varies over time.

The Company would draw the Staff’s attention to its disclosure on page 110 reproduced here: “Home owners receive credit for the energy that the solar installation generates, and are reimbursed by the utility for excess generation in some utility markets. In states that allow for net metering, the customer typically pays for the net energy used or receives a credit against future bills at the retail rate if more energy is produced than consumed.” In addition, the Company would draw the Staff’s attention to its disclosure on page 97 and elsewhere in the Registration Statement, that clearly indicates that under the power purchase agreement structure, a customer agrees to purchase all of the power generated by the solar energy system. Given such disclosure and the portion of the Company’s response to this comment in the paragraph above, the Company would respectively submit that additional disclosure would not enhance investors’ understanding of the Company’s business or the industry in which it competes.

48.	Please revise your disclosure at the beginning of page 97 to explain the aspects of the net metering programs that have become subject to regulatory scrutiny.

In response to the Staff’s comments, the Company has revised the disclosure on page 110 of the Registration Statement.

49.	In the penultimate paragraph on page 97, you state that the first two securitizations of residential solar contract portfolios were successfully completed within the last year. Please identify the two securitization programs, the parties involved, and the anticipated time when you intend to engage in this type of activity. In this regard, we note your disclosure in the third bullet point on page 7. Please tell us whether you may be subject to compliance with Regulation A-B following the entry into the securitization market, and discuss any risks resulting therefrom.

Securities and Exchange Commission

June 27, 2014

In response to the Staff’s comment, the Company has deleted the references to the two securitization programs completed within the last year, but respectfully advises the Staff that subsidiaries of SolarCity Corporation were the issuers of the notes involved with such programs. The Company intends to seek to secure assets within the next few years. The Company anticipates that any such transaction would be conducted in accordance with Rule 144A and as a result, any such transaction would not subject the Company to compliance with Regulation A-B.

50.	With respect to your tabular disclosure at the beginning of page 98, please explain what “US Levelized Cost of Electricity” is and what constitutes “Low Case,” “High Case,” and “Base Case.”

The Company respectfully advises the Staff that the tabular disclosure on page 112 “Solar Photovoltaic Market, The U.S. Levelized Cost of Electricity (LCOE) Comparison with Retail Electricity Prices 2011 – 2025” (“Solar LCOE”) is an estimate from the Global Business Intelligence Report of the price at which energy from a typical photovoltaic energy system must be sold to cover all of the costs of such solar system. The Solar LCOE takes into account system costs, financing costs, insurance, operations and maintenance, depreciation and government incentives. The tabular disclosure compares estimated Solar LCOE and estimated retail electricity prices to predict the approximate date when solar energy will reach “Grid Parity,” the point at which the cost of solar energy equals retail energy prices. “Low Case,” “High Case” and “Base Case” are three different estimates of Solar LCOE, each with small changes in the underlying assumptions. Specifically the three scenarios vary the estimates of the capital costs per megawatt, capacity factor and the discount rate. The Company is supplementally providing to the Staff the Global Business Intelligence Report.

Monitoring and service, page 99

51.	Please expand your disclosure by describing the capabilities you leverage from your suppliers and the material terms of your supplier arrangement.

In response to the Staff’s comments, the Company has revised the disclosure on page 113 of the Registration Statement.

Our Strengths, page 99

52.	In the first bullet point, please explain how the deployment of your sales force on a neighborhood-by-neighborhood basis reduces system installation costs.

In response to the Staff’s comment, the Company has revised its disclosure on page 113 and elsewhere in the Registration Statement.

53.	In the second bullet point, please explain how your cost structure differentiates you from other distributed solar energy companies.

Securities and Exchange Commission

June 27, 2014

In response to the Staff’s comment, the Company has revised its disclosure on page 114 and elsewhere in the Registration Statement.

Our Strategy, page 101

54.	In the third bullet point, you state that you acquired Solmetric Corporation, a developer of photovoltaic installation software products, to enable you to install higher quality distributed solar energy systems in less time and at a lower cost. Please briefly describe how the acquisition of Solmetric Corporation’s unique and proprietary shade measurement technology enables you to achieve this outcome.

In response to the Staff’s comment, the Company has deleted the above mentioned disclosure on page 115 and elsewhere in the Registration Statement.

Customer Contracts, page 102

55.	We note your statement that all of the prices that you charge to your customers are subject to pre-determined annual price escalations. Please disclose how these price escalations are determined. For example, are they based on changes in the consumer price index, a fixed percentage above your costs, or some other formula?

In response to the Staff’s comments, the Company has revised the disclosure on page 116 of the Registration Statement.

Operations and Suppliers, page 103

56.	We note your disclosure in the second paragraph that you have begun diversifying your racking providers. Please clarify whether you have a sufficient supply of racking systems given the acquisition of your previous supplier by one of your competitors in 2013.

In response to the Staff’s comment, the Company has revised its disclosure on page 117 of the Registration Statement. As disclosed, the Company purchases racking systems on an as-needed basis. The Company believes that its new suppliers of racking systems are able to provide the Company with sufficient racking systems to meet the Company’s needs.

57.	Given your dependence on a limited number of suppliers, please tell us why you would not be required to file the master contract arrangement you have with your suppliers, with respect to the purchase of solar panels, as an exhibit to the registration statement.

The Company respectfully advises the Staff that each of the supply agreements was entered into in the ordinary course of business, that the Company’s business is not substantially dependent on any of such agreements and none of these agreements were entered into with an affiliate of the Company. As a result, none of such agreements are required to be filed pursuant to Item 601 of Regulation S-K. In response to the Staff’s comment, the Company has also revised its disclosure on page 117 of the Registration Statement.

Securities and Exchange Commission

June 27, 2014

Government Regulation and Incentives, page 106

Government Regulation, page 106

58.	Please disclose whether you are in material compliance with the applicable rules and regulations.

In response to the Staff’s comment, the Company has revised its disclosure on page 121 of the Registration Statement.

Government Incentives, page 106

59.	We note your disclosure in the fifth paragraph stating that more than half of the states have established property tax incentives for renewable energy systems. We note news sources, however, stating that the Arizona Department of Revenue may assess a solar property tax on leased or financed equipment. In light of your disclosure that your customers benefit from guaranteed energy prices over the term of their contracts, please tell us how these potential tax assessments may impact your cost and ability to continue providing guaranteed energy prices.

The Company respectfully advises the Staff that it is monitoring the Arizona Department of Revenue’s actions but does not expect that a decision by the Department of Revenue on property tax assessments would have a material impact on the Company’s costs or its ability to continue providing guaranteed energy prices. In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Registration Statement.

Legal Proceedings, page 108

60.	To the extent known, please disclose the amount of damages and the nature of the injunctive relief and restitution sought in the claim filed by Andrew Chavez. Refer to Item 103 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Registration Statement.

Management, page 109

61.	There appear to be gaps in the discussion of the business experience over the past five years for Dana C. Russell (April 2011 through January 2013), Thomas G. Plagemann (July 2010 through March 2011), Chris A. Lundell (November 2012 through February 2013), David F. D’Alessandro, and Alex J. Dunn. Please revise the biographies of these officers, directors, and key employees to fill in the gaps. Refer to Item 401(e)(1) of Regulation S-K.

Securities and Exchange Commission

June 27, 2014

In response to the Staff’s comment, the Company has revised the discussion of business experience for Dana C. Russell, Thomas G. Plagemann, and Alex J. Dunn to cover the noted gaps. The Company respectfully advises the Staff that the discussion of the business experience of Chris A. Lundell and David F. D’Alessandro covers all employment positions held during the past five years.

Non-Employee Directors, page 112

62.	Please revise your disclosures to clarify which directors serve pursuant to agreements with your related parties. Refer to Item 401(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Registration Statement.

Board of Composition, page 113

63.	Please identify each independent director. Refer to Item 407(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Registration Statement to include a placeholder to identify the independent directors once the board has made such determination.

Non-Employee Director Compensation, page 117

64.	To the extent that the equity award in Class B units would constitute an award to Mr. D’Alessandro, please revise your disclosure to include the table required by Item 402(r) of Regulation S-K. In addition, please identify the affiliate of Mr. D’Alessandro that received the equity awards, and disclose why Mr. D’Alessandro was the only director to receive compensation.

The Company respectfully advises the Staff that the Class B units of 313 Acquisition LLC granted to Mr. D’Alessandro represent compensation for his services on the board of directors of APX Group, Inc., an affiliate of the Company. The description of his award is consistent with the disclosure made on by APX Group, Inc. on Form S-4, filed with the SEC on September 12, 2013 (File Number 333-191132-02). The Company respectfully submits that no additional disclosure is necessary or required under Item 402(r) of Regulation S-K.

Executive Compensation, page 119

65.	We note that Messrs. Butterfield and Allred were the only two executive officers who received a non-equity incentive plan compensation. Refer also to footnote (12) disclosure on page 120. Please disclose the material terms of these awards and how the size of each award was determined. Refer to Item 402(o) of Regulation S-K. With respect to the option awards, please disclose whether these were discretionary awards, or otherwise, provide a brief discussion of the material factors considered in granting these option awards.

Securities and Exchange Commission

June 27, 2014

The Company acknowledges the Staff’s comments. With respect to the non-equity incentive compensation payments to Messrs. Butterfield and Allred, these amounts represent a pro-rated amount of the target incentive compensation opportunities in each of their offer letters, and, in the case of Mr. Butterfield, based on the number of days in 2013 in which he was employed with the Company. The target non-equity incentive awards opportunity for each of these named executive officers is described under the section of the Registration Statement captioned “Executive Compensation—Named Executive Officer Employment Arrangements.” The size of the target incentive compensation opportunities was determined during negotiations in connection with each of their hiring. In response to the Staff’s comment, the Company has made updates to the disclosure in footnote 12 on page 135 to reflect this. The option awards were determined and approved by the Company’s board of directors, in its discretion.

Employee Benefit Plans, page 121

2014 Equity Incentive Plan, page 121

Non-Employee Directors, page 123

66.	In the first full paragraph on page 124, you cross reference to “Management—Non-Employee Director Compensation” for a description of your non-employee director compensation policy. However, such discussion does not appear to describe your non-employee director compensation policy. Please advise, or revise your non-employee director compensation discussion to discuss a policy if you have one. We note, in this regard, your disclosure on page 117 that you intend to adopt an outside director compensation policy that will become effective upon the completion of this offering.

The Company acknowledges the Staff’s comment and has revised the discussion under the section captioned “Management—Non-Employee Director Compensation” to include a description of the Company’s outside director compensation policy that recently was been approved by the Company’s board of directors. This policy will go into effect on the effective date of the Registration Statement.

Certain Relationships and Related Party Transactions, page 134

General

67.	Refer to the “Investment Funds” disclosure on page F-24. You state that investors for Funds D and E are affiliates of your sponsor and, as such, are considered related parties. Please ensure that your disclosure here also addresses the affiliate nature of your funds’ investors.

Securities and Exchange Commission

June 27, 2014

In response to the Staff’s comment, we have revised the disclosure on page F-31 and elsewhere to clarify that the investors in these funds are investment funds that are managed indirectly by our Sponsor.

Financial Statements

General

68.	Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has updated the financial statements in the Registration Statement as required by Rule 3-12 of Regulation S-X. The Company respectfully advises the Staff that it will continue to update the financial statements and corresponding financial information in future amendments to the Registration Statement until such date that the Registration Statement is declared effective.

69.	Your disclosures on page 56 indicate that you intend to use a portion of the net proceeds of this offering to repay debt. In this regard, please provide pro forma financial information pursuant to Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company has included the pro forma financial information on pages 15 and 65 of the Registration Statement to reflect its anticipated use of a portion of the net proceeds of this offering to repay its borrowings under revolving lines of credit with Vivint. Additionally, the Company respectfully advises the Staff that the repayment of debt has been disclosed in its pro forma as adjusted balance sheet data and capitalization as provided on pages 15, 58 and 65 of the Registration Statement. The format of the pro forma information is not in columnar form, however, this is contemplated by the Division of Corporation Finance Financial Reporting Manual 3240.1 where there are only a few easily understood adjustments. The Company will add the missing price-dependent information at the time it submits or files the Registration Statement, or an amendment thereto, that includes a price range.

Consolidated Statements of Cash Flows, page F-6

70.	Please tell us whether your liabilities as of each balance sheet date include any payables or accruals related to solar energy systems – net or property, net. Please confirm that these amounts are not reflected as investing activities in your statements of cash flows until the period a cash payment is made. We would also expect for these liabilities to be excluded from the total change in accounts payable, accrued and other current liabilities and presented instead as supplemental information about non-cash investing activities. Please refer to ASC 230-10-50-3 through 6.

Securities and Exchange Commission

June 27, 2014

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its liabilities as of the balance sheet dates include payables and accruals related to solar energy systems, net and confirms that such payables or accruals are not reflected as investing activities in its statements of cash flows until the period a cash payment is made. Prior to the first quarter of 2014, property, net consisted entirely of vehicles acquired under capital leases. Payables or accruals related to property, net, if any, as of subsequent balance sheet dates will not be reflected as investing activities in the Company’s statements of cash flows until the period a cash payment is made.

The Company respectfully advises the Staff that costs of solar energy systems included in accounts payable, accrued compensation and other accrued liabilities and vehicles acquired under capital leases are presented as supplemental information about non-cash investing activities on page F-6 of the Registration Statement.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation, page F-8

71.	Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Refer to SAB Topic 1:B.1.

In response to the Staff’s comment, and the Company has revised the disclosure on page F-8 of the Registration Statement.

72.	Please confirm that the tax provision has been reflected on a separate return basis for all periods presented. Alternatively, please consider the guidance of Question 3 of SAB Topic 1.B.1.

The Company acknowledges the Staff’s comment and confirms that the Company has historically filed separate tax returns. Accordingly, the tax provision has been reflected on a separate return basis for all periods presented.

Solar Energy Systems, Net, page F-11

73.	You apply for and receive U.S. Treasury grants, as well as claim investment tax credits related to your solar energy systems. Please address the following:

•	Please disclose your accounting policy related to investment tax credits. It should be clear how these amounts are reflected on your financial statements and the periods over which you recognize these amounts;

•	Please disclose any deferred income amounts related to U.S. Treasury grants or investment tax credits as of each balance sheet date, and provide a rollforward of activity related to the deferred income amounts to show the amounts that have been awarded each period, the amounts that have been recorded on your income statement each period, and the remaining balances at the end of each period;

Securities and Exchange Commission

June 27, 2014

•	Please disclose how you determine when a grant receivable related to government grants or investment tax credits should be recorded and correspondingly the amount to record, including if is a fixed percentage of the appraised fair market value of the system. Please clarify whether this appraised fair market value is the same as the price at which you buy or sell these systems. If not, please help us understand why there are differences; and

•	In regards to your catch-up adjustments, please disclose the nature of these catch-up adjustments, including if these are differences between the amounts recorded as a grant receivable and the amounts actually received. Please disclose how these catch-up adjustments are reflected in your financial statements.

In responses to the Staff’s comment, the Company has revised its disclosures on pages F-11 and F-12, and added additional disclosure under the heading “U.S. Treasury Grants”.

•	With respect to benefits from investment tax credits, as discussed in Response #41, the amounts received by the Company have historically been de minimis due to the allocation of 1.00% or less of these benefits to the Company. If and when such balances become material, the Company will disclose its accounting policy using the deferral method in accordance with ASC 740-10-25-20.

•	Additionally, as discussed in Response #41, the Company has not accounted for the U.S. Treasury grants as deferred income; rather such amounts are reflected on the balance sheet as a reduction of the basis of the solar energy systems and are reflected in net income over the useful life of the solar energy systems as a reduction of depreciation expense related to the solar energy systems. The amounts of U.S. Treasury grants which have been received, and offset against the basis of the related solar energy system as of December 31, 2012, December 31, 2013 and March 31, 2014 are $6.3 million, $10.1 million, and $0.1 million, respectively.

•	The Company bases its U.S. Treasury grant claims on 30% of the tax basis of the solar energy systems as supported by independent appraisals or 30% of the guideline system values that have been communicated by the U.S. Treasury Department or Internal Revenue Service where such guideline values exist. As discussed in the Company’s response to Staff comment #41, the U.S. Treasury grant amount is recorded upon the approval of the amount by the U.S. Treasury Department. The Company records these amounts as a reduction in the basis of the eligible solar energy systems, thereby resulting in a reduction of depreciation expense over the estimated useful life of the solar energy systems.

Securities and Exchange Commission

June 27, 2014

•	As previously discussed, U.S. Treasury grants are not recorded until notice of approval has been provided by the U.S. Treasury Department. During the period between when depreciation of the solar energy system commences (the date it is interconnected to the power grid) and when the grants are approved by the U.S. Treasury Department, depreciation expense is recorded based on the book value of the solar energy system prior to the reduction in basis related to the U.S. Treasury grant. Upon approval of the grant amount for a specific system, the Company records a catch-up adjustment to depreciation expense to reflect the impact to depreciation expense during that period. As the U.S. Treasury grants are not recorded until the Company receives notice of approval from the U.S. Treasury Department, typically there are no differences between the amount of grant receivable and the cash received by the investment fund.

74.	We note your disclosures on page 23 that the Internal Revenue Service has not audited the appraisals or fair market value of any of your ITC investment funds to date. Please also confirm that the U.S. Treasury Department has not questioned your fair market value determinations as it relates to its cash grant program.

The Company respectfully advises the Staff that, after discussions with the U.S. Treasury Department, in early 2013, the Company accepted lower valuations than were initially used when it filed U.S. Treasury grant applications for one of its investment funds to which the fund investor had committed approximately $9 million. The U.S. Department of Treasury has paid all cash grants with respect to the solar energy systems in that investment fund. The Company has not entered into any additional funds involving cash grants (other than with respect to Fund F).

Intangible Assets, page F-12

75.	You determined that the estimated useful lives of customer contracts is three years based on the projected period of tax benefits as you determined that the value of these intangible assets is largely derived from the associated tax benefits. Please help us better understand how you determined the appropriate useful lives of customer contracts pursuant to ASC 350-30-35-1 through 35-4. Please specifically address why the term of the actual customer contracts would not be considered in determining the estimated useful lives of these assets.

The Company respectfully advises the Staff that the estimated useful lives of our customer contracts at the time of the acquisition were assessed using the provisions of ASC 350-30-35-1 to 5 to determine the period over which these assets were expected to contribute directly to the Company’s cash flows. The value of customer contracts at the acquisition date is based on the future cash flows to be received from customer revenues, monetization of tax benefits and government incentives and rebates and sales of renewable energy credits. Much of the value is driven by the monetization of the tax benefits and incentives which is most significant in the first few years of the contract term. The Company engaged outside valuation experts to assist in determining the fair value of the acquired customer contracts. After determining the fair value of the acquired customer contracts, the Company then determined the appropriate useful lives of the intangible assets.

Securities and Exchange Commission

June 27, 2014

Based on a review of the valuation, which utilized a multi-period excess earnings approach, the Company determined that a reasonable estimate of the weighted average useful life of the customer contracts was three years. The three year life represented the period over which approximately 90% of the present value of the projected cash flows from the contracts. Since the present value of the projected cash flows from the last 17 years of the 20-year contract term represents only about 10% of the total present value of all projected payments from the contract, the 20-year term of the contract did not significantly factor into the determination of the useful lives of customer contracts. The Company also considered its entity specific factors noting no differences between market participants and the Company’s situation.

These customer contracts contain renewal provisions; however the initial contractual term was determined to be most appropriate period over which cash flows would be generated, as while the renewal is expected, it is not certain.

Revenue Recognition, page F-14

76.	In the first quarter of 2014, you also began leasing solar energy systems through long-term leases in which the customer’s monthly payment is fixed. Please ensure that you provide all of the disclosures required by ASC 840-20-50-4 in regards to these leases. We also note that these long-term lease agreements contain a performance guarantee. Please also disclose your accounting for these guarantees and tell us what consideration you gave to these guarantees in your revenue recognition policy. Refer to SAB Topic 13.A:4.

The Company respectfully advises the Staff that although the Company has begun offering leases to customers in the Arizona market, no systems related to these customer agreements were installed or placed in service during the first quarter of 2014. As such, no revenue has been recognized related to these leases. The Company has revised its disclosure on page F-16 to reflect the foregoing and will include disclosure related to its accounting for these contracts, including the impact of the performance guarantees, in its financial statements for the second quarter of 2014.

77.	You apply for and receive SRECs for power generated by your solar systems. You typically sell these SRECs and recognize revenue related to the sale of these certificates upon delivery. Please help us understand how you are able to assign these certificates to other parties and correspondingly how you determined these amounts should be reflected as revenue. Refer to ASC 605-10-S99-1. Please tell us whether you have any further obligations to the jurisdictions from which you receive these certificates subsequent to receiving them.

Securities and Exchange Commission

June 27, 2014

Solar renewable energy certificates (“SRECs”) represent the generation of one megawatt-hour of solar renewable energy. SRECs are generally used for compliance with various state renewable portfolio standard (“RPS”) requirements. Pursuant to most RPS programs, utilities in a given state will be required to either procure a certain percentage of their generation portfolio (i.e., owned renewable generation assets, renewable power purchase agreements and so on) from, or sell a certain percentage of their retail electricity from, renewable energy sources (some with a requirement for solar resources in particular). SRECs are one mechanism for satisfying this requirement: the obligated utility can purchase SRECs and effectively be deemed to have generated or sold the applicable megawatt-hour of solar renewable electricity.

Assignment of SRECs is usually done via third party tracking services such as the Western Renewable Energy Generation Information System and PJM-Generation Attribute Tracking System. The Company has established accounts with these third party tracking services. On a monthly basis, the Company is assigned a certain number of SRECs, each with a unique serial number, based on the solar renewable energy generated by its solar systems operating within the respective coverage area. The Company may then transfer these unique SRECs to any other participant in the same third party tracking service.

The Company makes such transfers pursuant to spot contracts or forward contracts where it agrees to sell a specified number of SRECs to a buyer for a stated price over a specified period. Once the Company has transferred the SRECs, the Company has no remaining obligation to the jurisdiction from which it received the SREC.

Under the Company’s long-term customer contracts, customers assign their rights to all credits, rebates, incentives, certificates, etc. associated with the solar energy systems to the Company and specifically provide that the Company can transfer these without the customer’s consent and without notice to the customer.

The Company has determined that the SREC-related spot contracts and forward contracts should be accounted for as executory contracts. The Company records amounts received from the sale of SRECs as revenue once all conditions necessary to record revenue under ASC 605 have been achieved. Persuasive evidence of an arrangement is met upon execution of the contractual arrangement, the seller’s price to the buyer is fixed in the contracts, and collectability is reasonably assured (subject to default risk in the normal course). The contracts generally state that delivery occurs upon transfer of the SRECs into the account of the buyer (which does not occur until completion of the administration and reconciliation process by the applicable agency). Therefore, the Company generally recognizes revenue for the sale of SRECs upon delivery of the SRECs to the buyer’s account in accordance with the contract.

The Company supplementally advises the Staff that the sale of SRECs constitutes one of the revenue streams generated by solar energy systems under long-term customer contracts. Accordingly, the Company believes it is appropriate to classify the SREC revenue as a component of operating leases and incentive revenues.

Securities and Exchange Commission

June 27, 2014

Guarantees, page F-26

78.	You state that you guarantee the performance of certain obligations of your subsidiaries to the investment funds. It is not clear to which specific guarantees you are referring. Specifically, it is not clear if you are referring to the guarantees disclosed in which you make certain VIE investors whole for losses that investors may suffer in certain limited circumstances resulting from the disallowance or recapture of investment tax credits or if you are referring to additional guarantees. If there are additional guarantees other than those referred to in the second paragraph under this heading, please expand your disclosures to discuss the nature of, as well as the maximum potential amount of future payments under, the guarantees. Refer to ASC 460-10-50-1 through 4.

The Company respectfully advises the Staff that the Company guarantees the performance of subsidiaries that own the managing member interests in the respective investment funds. The scope of the Company’s guarantee varies across different funds. Some of these guarantees require only timely payment or performance of the managing member’s capital contribution and indemnity obligations. Other guarantees extend to all of these subsidiaries’ obligations to perform as the managing member under the operating agreements for the respective investment funds (e.g., maintaining necessary insurance, having prepared and submitted reports and other documents, and so on). With the exception of an obligation to fund cash distributions to the fund investor in Fund A (discussed below), the Company considers each guarantee to be related to the subsidiary’s own performance, and therefore outside of the recognition and disclosure requirements of ASC 460 in accordance with ASC 460-10-15-7(i).

If Fund A does not have sufficient cash flows to make a stated cash distribution to the fund investor each annual period, the subsidiary is obligated to contribute additional cash sufficient to make such distribution to the fund investor. The guarantee of the subsidiary’s obligation to fund cash distributions to the investor in Fund A is akin to a parent’s guarantee of its subsidiary’s debt and is outside of the recognition requirements of ASC 460 under ASC 460-10-25-1(g). However, the guarantee would be subject to the disclosure requirements, if material. The Company has not made payments under this guarantee in prior periods because Fund A has generated sufficient cash flow to make the stated cash distributions to the fund investor. Because the amount of the priority return (which impacts the cash distribution) varies from period to period depending on the amount of contributions to the fund, our maximum potential exposure is also subject to change each period. For the fiscal years ended December 31, 2012 and December 31, 2013 the Company’s maximum potential exposure under the guarantee to Fund A totaled $154,304 and $395,158, respectively. The Company has determined that this amount is not significant to users of the financial statements and has not included such disclosure in the Registration Statement.

79.	We remind you that the disclosures required by ASC 460-10-50-4 are required even if the likelihood of having to make any payments under the guarantee is remote. In this regard, please help us better understand why you are unable to determine the potential maximum future payments that are required under your guarantees in which you are contractually obligated to make certain investors whole for losses that the investors may suffer in certain limited circumstances resulting from the disallowance or recapture of investment tax credits.

Securities and Exchange Commission

June 27, 2014

In response to the Staff’s comment, the Company has revised the disclosure on pages F-32 and F-33 of the Registration Statement to include further explanation of the nature of these guarantees and the determination of the Company’s exposure under the guarantees.

The Company is contractually committed to compensate certain fund investors for any losses that they may suffer in limited circumstances resulting from recapture of previously claimed investment tax credits and, with respect to one investment fund in which the tax benefit the investor receives is depreciation, depreciation related to cash grants. Generally, such obligations would arise as a result of reductions to the value of the underlying solar energy systems as determined by the Internal Revenue Service (“IRS”) for purposes of claiming investment tax credits (and, to the limited extent applicable, depreciation related to cash grants). The Company has assessed the potential exposure from this obligation based on all the information presently available. The Company believes that payments to the fund investors by the Company for this obligation are not probable based on the facts known at the reporting date.

The maximum potential future payments that the Company could have to make under this obligation would depend on the difference between the fair market values of the solar energy systems sold or transferred to the funds as determined by the Company and values that the IRS would determine as the fair market value for the systems for purposes of claiming investment tax credits. The Company uses fair values determined with the assistance of an independent third-party appraisal as the basis for determining the investment tax credits that are passed-through to the fund investors and the values that the Company eventually (after negotiation) agrees to with the IRS, or would be determined by a court of competent jurisdiction, as the fair market value for the systems for purposes of claiming investment tax credits. Since the Company cannot determine the timing, the likelihood, or how the IRS will evaluate system values used in claiming investment tax credits, the Company respectfully advises the Staff that it is unable to reliably estimate the maximum potential future payments that it could have to make under this obligation as of each balance sheet date.

80.	You disclose that the fund investors have not yet achieved the specified minimum internal rate of return as determined in accordance with the contractual provisions of the funds. Please expand your disclosures to explain how this impacts your guarantees.

The Company respectfully advises the Staff that the Company’s guarantees are not impacted by the fund investors’ achievement of specified minimum internal rate of return determined in accordance with the contractual provisions of the funds. The Company has revised the disclosure on page F-33 of the Registration Statement to remove this statement.

Note 13. Income Taxes, page F-32

81.	In your reconciliation of the tax benefit computed at the statutory federal rate and the company’s tax expense (benefit), you have a reconciling item described as the effect of nondeductible expenses. Given the significance of this reconciling item, please further expand your disclosures to further explain the nature of this item. Refer to ASC 740-10-50-12.

Securities and Exchange Commission

June 27, 2014

In response to the Staff’s comment, the Company has revised the disclosure on page F-39 of the Registration Statement.

82.	You state that the deferred tax liabilities produce a sufficient source of future taxable income to support the realization of the deferred tax assets. Please also disclose, if true, that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

In response to the Staff’s comment, the Company has revised the disclosure on page F-40 of the Registration Statement to reflect that the deferred tax liabilities will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets. The Company additionally advises the Staff that none of the deferred tax liabilities as of December 31, 2013 relate to indefinite-lived intangible assets, and all deferred tax liabilities will reverse during the carry-forward period of the net operating losses.

Note 15. Commitments and Contingencies, page F-37

Legal Proceedings, page F-39

83.	It is not clear based on the first paragraph of this section if there are legal claims, actions and complaints in addition to the one disclosed regarding your former sales representative. If there are additional matters, we remind you that ASC 450 does not require estimation with certainty. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

In response to the Staff’s comment, the Company has revised the disclosure on page F-46 of the Registration Statement.

Note 17. Subsequent Events, page F-40

84.	Please disclose the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

In response to the Staff’s comment, the Company has revised the disclosure on page F-48 of the Registration Statement.

Securities and Exchange Commission

June 27, 2014

Amendment to Outstanding Options, page F-42

85.	Please disclose the accounting impact of the amendment pursuant to ASC 718.

In response to the Staff’s comment, the Company has revised the disclosure on page F-49 of the Registration Statement to reflect that no additional compensation costs were recognized as a result of the amendment as no compensation costs have been recorded historically for these options with performance conditions. The incremental fair value resulting from the modification will be recognized as compensation cost when the performance conditions are determined to be probable and compensation cost is recognized for such options.

Exhibits

86.	We encourage you to submit all exhibits, including your legal opinion and form of underwriting agreement, with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

The Company acknowledges the Staff’s comment and will submit all exhibits as soon as practicable.

87.	The submitted version of Exhibit 10.11 does not appear to include all of the schedules and exhibits. Please file this agreement in complete form, with all missing schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and will file Exhibit 10.11 in complete form as soon as practicable.

88.	We note that you have not filed, as exhibits to the registration statement, the stockholders agreement referenced on page 135, the employment arrangements for Messrs. Pedersen and Dunn, the master service agreement with Vivint, the transition services agreement with Vivint, and the intellectual property agreement with Vivint. Please advise, or otherwise, file them as exhibits with your next amendment. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has submitted all exhibits that have been finalized as of the date of this letter. The Company acknowledges that the Staff will need adequate time to review the remaining materials before effectiveness.

In addition, the Company would draw your attention to the disclosure on pages135 and 158 describing the Company’s arrangement with Vivint, Inc. pursuant to which 25% of Messrs. Pedersen and Dunn’s salary and bonus was allocated to the Company. The Company is not a party to the employment arrangements between 313 Acquisition, LLC and such persons and its arrangement with Vivint, Inc. with respect to such allocation has not been reduced to writing. All of the material terms of such arrangement between Vivint, Inc. and the Company have been disclosed and the Company respectfully submits that the filing of the employment arrangement between such persons and 313 Acquisition, LLC is not required.

Securities and Exchange Commission

June 27, 2014

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Michael Nordtvedt

cc:    Gregory S. Butterfield, Vivint Solar, Inc.

        Shawn J. Lindquist, Vivint Solar, Inc.

        Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati P.C.

        Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati P.C.

        Robert G. Day, Wilson Sonsini Goodrich & Rosati P.C.

        Kevin P. Kennedy, Simpson Thacher & Bartlett LLP

        Igor Fert, Simpson Thacher & Bartlett LLP

        David Hickox, Ernst & Young LLP